CONSENT OF QUALIFIED PERSON

August 28, 2015

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador
Toronto Stock Exchange
NYSE MKT, LLC
Platinum Group Metals Ltd.

Dear Sirs and Mesdames:

Re:	Platinum Group Metals Ltd. (the “Company”)

1.     I, Gert Christoffel Roets, am responsible for preparing parts of the technical report titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” dated effective July 15, 2015 (the “Technical Report”) and do hereby consent to the public filing of the Technical Report.

2.     I also consent to the use of extracts from, or a summary of, the Technical Report in the news release of the Company dated July 15, 2015 (the “News Release”) and the material change report of the Company filed on www.sedar.com on July 15, 2015 (the “Material Change Report”) and any publication or use by the Company for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public.

3.     I confirm that I have read the News Release and the Material Change Report and that the News Release and Material Change Report fairly and accurately represent the information in the parts of the Technical Report that I am responsible for.

_____________________________________________
Gert Christoffel Roets, Pr Eng.
DRA Projects of DRA Minerals